                                                            OMB APPROVAL
                                                    ---------------------------
                                                    OMB Number:       3235-0145
                        UNITED STATES               Expires:   October 31, 1994
              SECURITIES AND EXCHANGE COMMISSION    Estimated average burden
                    WASHINGTON, D.C. 20549          hours per form ...... 14.90
                                                    ---------------------------


                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*

                           Fountain Oil Incorporated
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  35075K 10 1
--------------------------------------------------------------------------------
                                (CUSIP Number)

JOHN M. LIVIAKIS, 2420 "K" ST., SUITE 220, SACRAMENTO, CA 95816, (916) 448-6084
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               February 27, 1997
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35075K 10 1           SCHEDULE 13D   Page     2    of     16   Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                Liviakis Financial Communications, Inc.
                68-0311399
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                OO, WC

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
                United States (California)

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                          568,316
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                           -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                         568,316
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                     -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                568,316
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                2.6%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
                CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 35075K 10 10                          Page     3    of    16     Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

                        John M. Liviakis
                        ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

                00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                          -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                           -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                         -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                     -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                -0-
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

                0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

                IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 35075K 10 1           SCHEDULE 13D   Page     4    of   16      Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                Renee A. Liviakis
                ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
                United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                       -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                        -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                      -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                  -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                -0-
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
                IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.       Security and Issuer.

         The title of the class of equity securities to which this statement relates is common stock, $0.10 par value (the "Common Stock"), issued by Fountain Oil Incorporated, a Delaware corporation (the "Corporation"). The principal offices of the Corporation are located at 1400 Broadfield Boulevard, Suite 100, Houston, Texas 77084-5163.

2.       IDENTITY AND BACKGROUND.

         This statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC"), John M. Liviakis and Renee A. Liviakis. LFC's principal business is as a consultant in the areas of investor communications, financial and investor public relations and corporate finance, and the address of LFC's principal business is 2420 "K" Street, Suite 220, Sacramento, California 95816. LFC's President is John M. Liviakis, its Vice President is Robert B. Prag, its Treasurer/Chief Financial Officer is Renee A. Liviakis, and its Secretary is Renee Liviakis. John M. Liviakis, Robert B. Prag and Renee A. Liviakis are LFC's directors, and John and Renee A. Liviakis are its principal stockholders. John M. Liviakis, Robert B. Prag, and Renee A. Liviakis are all citizens of the United States, and their business address is LFC's principal business address listed above.

         During the last five years, none of LFC or John M. Liviakis, Robert B. Prag, and Renee A. Liviakis has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.       SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION.

         This Schedule 13D was originally filed to report 790,000 shares of the Corporation's Common Stock which LFC received on January 12, 1995 in consideration of entering into a Consulting Agreement, effective December 20, 1994 with the Corporation (the "Consulting Agreement"), a copy of which is attached hereto as Exhibit "A", as well as in consideration of services rendered and to be rendered pursuant to the Consulting Agreement and the payment of $.10 cash per share. The source of the cash payment was the Corporation's working capital.

4.       PURPOSE OF TRANSACTION.

         LFC acquired the 790,000 shares of Common Stock originally reported herein pursuant to the Consulting Agreement, with the intention to hold such securities for investment purposes. LFC, its officers and directors may acquire additional shares of Common Stock for investment purposes from time to time, although they do not have any present plans to do so. LFC, its officers and directors have no plans or proposals which relate to or would result in, among other things, any extraordinary corporate transaction to which the Corporation would be a party or by which it would be affected; the sale or transfer of a material amount of assets of the Corporation or any wholly owned subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing any securities of the Corporation to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         LFC holds 568,316 shares of Common Stock. LFC believes that these shares represent approximately 2.6% of the shares of Common Stock issued and outstanding, based on the 22,168,489 outstanding shares reported in the Corporation's most recent Quarterly Report on Form 10-Q. LFC has the sole voting and investment power with respect to all such shares. LFC, John M. Liviakis and Renee A. Liviakis have not engaged in any transaction in shares of Common Stock during the past 60 days, except for the following sales of Common Stock effected by LFC in brokers' transactions on the Nasdaq National Market
System:

                 A. On January 20, 1997, LFC sold 8,000 shares at a price of $6.6563 per share.

                 B. On January 21, 1997, LFC sold 16,000 shares at a price of $6.4766 per share.

                 C. On January 23, 1997, LFC sold 29,000 shares at a price of $6.625 per share.

                 D. On January 24, 1997, LFC sold 25,000 shares at a price of $6.7187 per share.

                 E. On January 24, 1997, LFC sold 32,000 shares at a price of $6.5547 per share.

                 F. On January 27, 1997, LFC sold 22,381 shares at a price of $6.6986 per share.

                 G. On January 29, 1997, LFC sold 16,000 shares at a price of $6.672 per share.

                 H. On January 30, 1997, LFC sold 36,000 shares at a price of $6.60 per share.

                 I. On January 31, 1997, LFC sold 37,303 shares at a price of $6.57 per share.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships between the persons named in Item 2 above and any person with respect to any securities of the Corporation.

7.       MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Consulting Agreement, dated effective as of December 20, 1994, between the Corporation and LFC.

        Exhibit B - Amended Joint Filing Agreement of LFC, John Liviakis and Renee Liviakis pursuant to Rule 13d-1(f).


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 27, 1997           LIVIAKIS FINANCIAL COMMUNICATIONS, INC.
      -----------------


                                  By:    /s/ John M. Liviakis
                                      -----------------------------------
                                      John M. Liviakis, President


                                          /s/ John M. Liviakis
                                  ---------------------------------------
                                              John M. Liviakis


                                           /s/ Renee A. Liviakis
                                  ---------------------------------------
                                               Renee A. Liviakis

                                  EXHIBIT "A"


                              CONSULTING AGREEMENT

This Consulting Agreement (the "Agreement") effective as of December 20, 1994 is entered into by and between FOUNTAIN OIL INCORPORATED, a Delaware corporation (herein referred to as the "Company") and LIVIAKIS FINANCIAL COMMUNICATIONS, INC., a California corporation (herein referred to as the "Consultant").

                                    RECITALS

     WHEREAS, Company is a publicly held corporation with its common stock traded on the NASDAQ OTC Electronic Bulletin Board; and

     WHEREAS, Consultant has experience in the area of corporate finance, investor communications and financial and investor public relations; and

     WHEREAS, Company desires to engage the services of Consultant to assist and consult to the Company in matters concerning corporate finance and to represent the company in investors' communications and public relations with existing shareholders and brokers, dealers and other investment professionals as to the Company's current and proposed activities;

     NOW THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. Term of Consultancy. Company hereby agrees to retain the Consultant to act in a consulting capacity to the Company, and the Consultant hereby agrees to provide services to the Company, for a term of twenty-four (24) months commencing on the date of the Agreement and ending on December 19, 1996.


2. Duties of Consultant. The Consultant agrees to provide the following specified consulting services through it's officers and employees:

         (a) Advise and assist the Company in developing and implementing appropriate plans and materials for presenting the Company and its business plans, strategy and personnel to the financial community, establishing an image for the Company in the financial community, and creating the foundation for subsequent financial public relations efforts;
         (b)     Introduce the Company to the financial community;
         (c) With the cooperation of the Company, maintain an awareness during the term of this Agreement of the Company's plans, strategy and personnel, as they may evolve during such period, and advise and assist the Company in communicating appropriate information regarding such plans, strategy and personnel to the financial community;
     (d) Assist and advise the Company with respect to its (i) corporate finance activities, (ii) stockholder and investor relations, (iii) relations with brokers, dealers, analysts and other investment professionals, and (iv) financial public relations generally;
     (e) Perform the functions generally assigned to investor/stockholder relations and public relations departments in major corporations, including responding to telephone and written inquiries (which may be referred to the Consultant by the Company); preparing or reviewing press releases, reports and other communications with or to shareholders, the investment community and the general public; advising with respect to the timing, form, distribution and other matters related to such releases, reports and communications- and consulting with respect to corporate symbols, logos, names, the presentation of such symbols, logos and names, and other matters relating to corporate image;
     (f) Disseminate information regarding the Company to shareholders, brokers, dealers, other investment community professionals and the general investment public;
     (g) Conduct meetings, in person or by telephone, with brokers, dealers, analysts and other investment professionals to advise them of the Company's plans, goals and activities, and assist the Company in preparing for press conferences and other forums involving the media, investment community professionals and the general investment public;
     (h) At the Company's request, review business plans, strategies, mission statements budgets, proposed transactions and other plans for the purpose of advising the Company of the investment community implications thereof; and
    (i) Otherwise perform is the Company's financial relations and public relations consultant.

     In performing its duties hereunder, Consultant shall meet with the officers, employees and other representatives of the Company periodically at the Company's request by telephone or in person to review strategies and results and to consult with respect to specific issues and programs.

     Consultant is aware that the Company's business plan contemplates raising substantial additional equity capital during the term of this Agreement, and during the second and third fiscal quarters of the Company's 1995 fiscal year in particular, and that Consultant may be required to devote an unusual amount of time and effort to the Company when the plans for these financings are being developed and implemented. Consultant shall consult with the Company with regard to all financial public relations aspects of any such financings.

     3. Allocation of Time and Energies. The Consultant hereby promises to perform and discharge well and faithfully the responsibilities which may be assigned to the Consultant from time to time by the officers and duly authorized representatives of the Company in connection with the conduct 4)f its financial and investor public relations and communications activities, so long as such activities are in compliance with applicable securities laws and regulations. Consultant shall diligently and thoroughly provide the consulting services required hereunder. Although no specific hours-per-day requirement will be required, Consultant and the Company agree that Consultant will perform the duties set forth hereinabove in a diligent and professional manner. At the request of the Company, the Consultant will inform the Company of its specific activities concerning the Company. The parties acknowledge and agree that a disproportionately large amount of the effort to be expended and the costs to be incurred by the Consultant and the benefits to be received by the Company are expected to occur upon and shortly after, and in any event, within four or five months of the effectiveness of this Agreement. Accordingly, the Company agrees that delayed installments provided in paragraph 4 of this Agreement are part of the total consideration due hereunder, are not specifically allocated to the periods in which they are to be paid, and shall be immediately due and payable upon the occurrence of any default by the Company under this Agreement or any termination of this Agreement by either party not based upon a breach of this Agreement by the Consultant. The Company agrees that such acceleration is not a penalty but is solely intended to compensate Consultant fairly for its services costs and expenses hereunder.


     4. Remuneration. As full and complete compensation for services described in this Agreement, the Company shall compensate Consultant as follows:

4.1 For undertaking this engagement and for other good and valuable consideration including a cash payment of $79,000.00 (which is $.10 per share), the Company agrees to issue and deliver to the Consultant a "Commencement Bonus" payable in the form of 790,000 unregistered, restricted shares of the Company's Common Stock (the "Common Stock"), which for this purpose have been valued by the Company's Board of Directors and the Consultant at $ 1.64 per share. This Commencement Bonus shall be issued to the Consultant promptly following execution of this Agreement and shall, when issued and delivered to Consultant, be fully paid and non-assessable. The Company understand and agrees that Consultant has foregone significant opportunities to accept this Engagement and that the Company derives substantial benefit from the execution of this Agreement and the ability to announce its relationship with Consultant. The 790,000 shares issued as a Commencement

         Bonus, therefore, constitute payment for Consultant's agreement to represent the Company and are a nonrefundable, non-apportionable, and non-ratable retainer- such shares are not a prepayment for future services. In addition, the Company shall pay to the Consultant the sum of $40,000.00 per annum on or before the 10th day of each annual period during the term of this Agreement, with the first such payment due on or before December 29, 1994. If and in the event the Company is party to any acquisition, merger or other business combination in which the business of the Company is not the dominant business within the surviving entity, payment of all amounts due the Consultant hereunder, including installments due under this Section 4.1 which have not then been paid, shall be accelerated and shall be due and payable to the Consultant and paid by the Company no later than the closing of any such acquisition, merger or business combination. All shares issued pursuant to this Agreement shall be evidenced by stock certificate (s) issued in the name of Liviakis Financial Communications, Inc. The amount of shares discussed in this Agreement shall be construed to be those outstanding after the merger of Electromagnetic Oil Recovery, Inc. ("EORI") with and into the Company, which in substance involved a 1-for-25 reverse split of the EORI common stock outstanding prior to such merger.

4.2 Consultant acknowledges that the shares of Common Stock to be issued pursuant to this Agreement (the "Shares") have not been registered under the Securities Act of 1933, and accordingly are "restricted securities" within the meaning of Rule 144 of the Act. As such, the Shares may not be resold or transferred unless the Company has received an opinion of counsel reasonably satisfactory to the Company that such resale or transfer is exempt from the registration requirements of that Act. It is also understood that the certificates will bear a legend reflecting the fact that the securities have been issued without registration under the Securities Act of 1933 and may not be sold or transferred except upon registration or an exemption therefrom and compliance with any applicable state securities laws.

4.3 In connection with the acquisition of Shares hereunder, the Consultant represents and warrants to the Company as follows:

                 (a) Consultant has received a copy of the Company's Report on Form 10-K for the fiscal year ending August 31, 1994. Consultant acknowledges that the Consultant has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning an investment in the Shares, and any additional information which the Consultant has requested.

                 (b) Consultant's investment in restricted securities is reasonable in relation to the Consultant's net worth, which is in excess of ten (10) times the Consultant's cost basis in the Shares. Consultant has had Experience in investments in restricted and publicly traded securities, and Consultant has had experience in investments in speculative securities and other investments which involve the risk of loss of investment.

                 Consultant acknowledges that an investment in the Shares is speculative and involves the risk of loss. Consultant has the requisite knowledge to assess the relative merits and risks of this investment without the necessity of relying upon other advisors, and Consultant can afford the risk of loss of his entire investment in the Shares. Consultant is (i) an accredited investor, as that term is defined in Regulation D promulgated under the Securities Act of 1933, and (11) 4 purchaser described in Section 25102 (f) (2) of the California Corporate Securities Law of 1968, as amended.

                 (c) Consultant is acquiring the Shares for the Consultant's own account for long-term investment and not with a view toward resale or distribution thereof except in accordance with applicable securities laws.


5.       Expenses.    Consultant agrees to pay for all its expenses (phone,
mailing, labor, etc.), other than extraordinary items (travel required by/or specifically requested by the Company, luncheons or dinners to large groups of investment professionals, mass faxing to a sizable percentage of the Company's constituents, investor conference calls, etc.) approved by the Company prior to its incurring an obligation for reimbursement.


6. Indemnification. The Company Warrants and represents that all oral communications, written documents or materials, other than those designated by the Company to the Consultant as "confidential" or "Company private", furnished to Consultant by the Company with respect to financial affairs, operations, profitability and strategic planning of the Company are accurate and Consultant may rely upon the accuracy thereof without independent investigation. The Company will protect, indemnify and hold harmless Consultant against any claims or litigation including any damages, liability, cost and reasonable attorney's fees with respect thereto resulting from Consultant's communication or dissemination of any said information, documents or materials not designated by the Company to the Consultant as "confidential" or "Company private". To the extent feasible, the Company agrees to make Consultant an additional insured on any and all commercial liability and directors and officers liability insurance policies and to 'de Consultant with current Certificate of Insurance reflecting the same.


7. Representations. Consultant represents that he is not required to maintain any licenses and registrations under federal or any state regulations necessary to perform the services set forth herein. Consultant acknowledges that, to the best of his knowledge, the performance of the services set forth under this Agreement will not violate any rule or provision of any regulatory agency having jurisdiction over Consultant nor do such services to the Company represent any conflict with Consultant's other clients or business affairs. Consultant acknowledges that, to the best of his knowledge, Consultant is not the subject of any investigation, claim, decree or judgment involving any violation of the SEC or securities laws. Consultant further acknowledges that he is not a securities Broker Dealer or a registered investment advisor.


8. Legal Representation. The Company acknowledges that it has been represented by independent legal counsel in the preparation of this Agreement. Consultant represents that he has consulted with independent legal counsel and/or tax, financial and business advisors, to the extent the Consultant deemed necessary.


9. Status as Independent Contractor. Consultant's engagement pursuant to this Agreement shall be as independent contractor, and not as an employee, officer or other agent of the Company. Neither party to this Agreement shall represent or hold itself out to be the employer or employee of the other. Consultant further acknowledges the consideration provided hereinabove is a gross amount of consideration and that the Company will not withhold from such consideration any amounts as to income taxes, social security payments or any other payroll taxes. All such income taxes and other such payment shall be made or provided for by Consultant and the Company shall have no responsibility or duties regarding such matters. Neither the Company or the Consultant possess the authority to bind each other in any agreements without the express written consent of the entity to be bound.


10. Attorney's Fee. If any legal action or any arbitration or other proceeding is brought for the enforcement or interpretation of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with or related to this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys' fees and other costs in connection with that action or proceeding, in addition to any other relief to which it or they may be entitled.

11. Waiver. The waiver by either party of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by such other party.


12. Notices. All notices, requests, and other communications hereunder shall be deemed to be duly given if sent by U.S. mail, postage prepaid, addressed to the other party at the address as set forth herein below:


         To the Company:                Fountain Oil Incorporated
                                        1023 West 23rd Street
                                        Tulsa, OK 74107-2819

                Also cc:                Eugene J. Meyers
                                        3907 Ocean Front Walk
                                        Marina del Rey, CA 90292

         To the Consultant:             Liviakis Financial Communications, Inc.
                                        John M. Liviakis, President
                                        2113 "P" Street; Suite C
                                        Sacramento, California 95816


     It is understood that either party may change the address to which notices for it shall be addressed by providing notice of such change to the other party in the manner set forth in this paragraph.



13. Choice of Law, Jurisdiction and Venue. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of California. The parties agree that LaJolla, CA. will be the venue of any dispute and will have jurisdiction over all parties.



14.       Arbitration.   Any controversy or claim arising out of or relating to
this Agreement, or the alleged breach thereof, or relating to Consultant's activities or remuneration under this Agreement, shall be settled by binding Arbitration in California, in accordance with the applicable rules of the American Arbitration Association, and judgment on the award rendered by the arbitrators shall be binding on the parties and may be entered in any court having jurisdiction thereof. The provisions of Title 9 of Part 3 of the California Code of Civil Procedure, including section 1283.05, and successor statutes, permitting expanded discovery proceedings shall be applicable to all disputes that are arbitrated under this paragraph.

15. Third Party Fees. Consultant will not accept from any third parties any fees or other remuneration related to the activities of the company except with the prior written consent of the Company.



16.       Complete Agreement.    This Agreement instrument contains the entire
agreement of the parties relating to the subject matter hereof. This Agreement and its terms may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension discharge is sought.



AGREED TO:

"Company"                  FOUNTAIN OIL INCORPORATED


Date: 12/20/94             By: /s/ Eugene J. Meyers
--------------                -----------------------
                                  Eugene J. Meyers
                                  Chairman


"Consultant"              LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


Date: 12/19/94            By: /s/ John M. Liviakis
--------------               ---------------------------
                                  John M. Liviakis
                                  President

                                  EXHIBIT "B"

                         AMENDED JOINT FILING AGREEMENT

         Liviakis Financial Communications, Inc., John M. Liviakis and Renee A. Liviakis (collectively the "Parties" and individually a "Party") hereby agree that they shall file a single statement on Schedule 13D (as amended from time to time, the "Statement") with respect to their beneficial ownership of shares of Common Stock (the "Securities") of Fountain Oil Incorporated, a Delaware corporation, on behalf of and in satisfaction of the obligations of all of the Parties and that they shall amend the Statement from time to time as required by rules promulgated under the Securities Exchange Act of 1934, as amended.

         Each of the Parties represents and warrants that such Party is eligible to use Schedule 13D with respect to information regarding the Securities and agrees to assume responsibility for the timely filing of the Statement and any amendments thereto. Each of the Parties hereby assumes responsibility for the completeness and accuracy of the information concerning such Party contained in the Statement. No Party shall be responsible for the completeness and accuracy of the information contained in the Statement concerning the other Parties, unless such Party knows or has reason to believe that such information is incomplete or inaccurate. The execution of the Statement, including any amendment thereto, by one of the Parties shall constitute a representation by such Party that the information concerning such Party contained therein is complete and accurate and that such Party neither knows nor has any reason to believe that the information concerning the other Parties contained therein is either incomplete or inaccurate.

         This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

         In Witness Whereof, the Parties have executed this Joint Filing Agreement as of the 29th day of December, 1994.


                                      LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                      By:   /s/   John M. Liviakis
                                          ------------------------------
                                                   John M. Liviakis


                                               /s/ John M. Liviakis
                                      ----------------------------------
                                                   John M. Liviakis


                                               /s/ Renee A. Liviakis
                                      ----------------------------------
                                                   Renee A. Liviakis